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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 27, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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            COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                   SCHEDULE 5
                        BLOCK LISTING SIX-MONTHLY RETURN

1.   Name of company:

     Micro Focus Group Plc

2.   Name of Scheme:

     Executive Share Option Scheme

3.   Period of Return - From: 01/10/97 To: 31/03/98

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

     693,663 2p Ordinary Shares

5.   Number of shares issued/allotted under scheme during period:

     404,613

6.   Balance under scheme not yet issued/allotted under scheme at end of period:

     289,050

7.   Number  and  class  of  share(s)  (amount  of  stock/debt   securities)
     originally listed and the date of admission:

     200,000 10p Ordinary 12th August 1997 Split on 13th March 5 for 1

     Please confirm total number of shares in issue at the end of the period in order for us to update our records:

     79,654,133

     Contact name for queries:

     Karin Watt

     Contact telephone number:

     01635 565489

     Contact address:

     The Lawn, 22-30 Old Bath Road, Newbury, Birkshire RG14 1QN

     Name of person making return:

     Karin Watt

     Position of person making return:

     Accountant

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: April 27, 1998                By: /s/ Loren E. Hillberg
                                        ----------------------------------
                                        Loren E. Hillberg, Vice President
                                        and General Counsel